UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Craft Brew Alliance, Inc.
(Name of Issuer)
Common Stock, Par Value $0.005 Per Share
(Title of Class of Securities)
224122 10 1
(CUSIP Number)

March 25, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	224122 10 1

1	Names of Reporting Persons The Bill Healy Foundation
I.R.S. Identification Nos. of Above Persons (Entities Only)
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
Oregon
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,401,860
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,401,860
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,401,860
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.2%
12	Type of Reporting Person (See Instructions)
OO

Item 1.
(a)    Name of Issuer: Craft Brew Alliance, Inc.
(b)    Address of Issuer's Principal Executive Offices:
929 North Russell Street, Portland, Oregon 97227

Item 2.

(a)	Name of Person Filing:

The Bill Healy Foundation

(b)	Address of Principal Business Office or, if None, Residence:
721 NW 9th Street, Suite 229, Portland, Oregon 97209

(c)	Citizenship: Oregon

(d)	Title and Class of Securities:
Common Stock, $0.005 par value per share

(e)	CUSIP No.:
224122 10 1

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,401,860

(b)    Percent of Class: 7.2%

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote: 1,401,860

(ii)    Shared power to vote or to direct the vote: 0

(iii)    Sole power to dispose or to direct the disposition of: 1,401,860

(iv)    Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2019	THE BILL HEALY FOUNDATION By: /s/Edwin A. Smith Name:Edwin A. Smith Title:Attorney-in-Fact Duly authorized under Power of Attorney effective as of February 13, 2019.
Attention: Intentional misstatements or omissions of fact constitute federal crime violations (see 18 U.S.C. 1001).

Exhibit List
Exhibit 24-Power of Attorney